UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SILICON MOTION TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	000-51380	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Unit B, 16/F, Centre 600, 82 King Lam St, Cheung Sha Wan, Kowloon Hong Kong

(Address of principal executive offices) (Zip code)

Riyadh Lai +852 2307 4768

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Silicon Motion Technology Corporation has filed a Conflict Minerals Report for the year ended December 31, 2019, herewith as Exhibit 1.01, which is also publicly available on our website at www.siliconmotion.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Riyadh Lai	Dated: May 29, 2020
Riyadh Lai
Chief Financial Officer